August 21, 2007

Mail Stop 6010

*By U.S. Mail and facsimile to (412) 454-2550*

Roy W. Haley
Chairman and Chief Executive Officer
Wesco International, Inc.
225 West Station Square Drive, Suite 700
Pittsburgh, Pennsylvania 15219

>    **Re:    Wesco International, Inc.**
>    **Definitive 14A**
>    **Filed April 18, 2007**
>    **File No. 001-14989**

Dear Mr. Haley:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Roy W. Haley
Wesco International, Inc.
August 21, 2007
Page 2

Transactions With Related Persons, page 14

1.      Please include a statement of whether or not your policies for review, approval, or ratification of related person transactions are in writing and, if not, how such policies are evidenced.  Refer to Item 404 of Regulation S-K.

Compensation Discussion and Analysis, page 15

2.      We note your disclosure regarding the compensation consultant's recommended peer group as well as the second group of companies monitored by you and the board of directors.  Disclose whether the compensation committee assigns a greater weight to one group over the other in its consideration of compensation and benefit levels and incentive plan designs.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.

3.      In connection with your discussion of base salaries and stock based awards, you provide some description of how company performance affects compensation levels, but little discussion of individual performance, even though your disclosure suggests it is a factor in determining compensation.  For example, you state that during 2006, the compensation committee recommended an increase in base salary for Messrs. Engel, Van Oss and Mr. Thimjon in accordance with, among other factors, individual performances.  You also state that with respect to all of the named executive officers other than himself, the chief executive officer makes grant recommendations to the compensation committee based on, among other factors, an individual executive's performance.  Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  See Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive Bonus Awards, page 17

4.      Disclose the various performance criteria, financial and operational targets used in awarding the annual cash incentive bonus awards, value acceleration awards and discretionary company contributions to retirement savings discussed on pages 17 and 19 for your 2006 fiscal year.  To the extent you believe disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other

factors, please provide as much detail as necessary without providing information that would result in competitive harm.  Please provide analysis of the factors considered by the compensation committee prior to the awarding of the annual cash incentive bonus awards, value acceleration awards and discretionary company contributions and not merely rely on statements such as those on page 17 that the awards granted for 2006 "reflect financial and operational achievements, which significantly exceeded targeted performance."

5.      You state that the compensation committee has discretion and authority to increase or decrease actual incentive awards given in any year to reflect specific circumstances and performance.  Clarify, if true, that this discretion was exercised to increase each named executive officer's 2006 annual cash incentive bonus above the assigned range for each individual described in the first paragraph of page 17 and quantify the actual award as a percentage basis of base salary.  For example, we note that you awarded Mr. Van Oss a cash bonus award of more than 120% of his salary even though his bonus range was set at 50-100%.

6.      You state that cash bonus incentive awards granted for 2006 performance reflect financial and operational achievements, which significantly exceeded targeted performance levels.  You also state that the 2006 value acceleration program had a potential maximum incentive payout of $2.8 million of which a payout of $2.2 million was made.  In each case, you provide little, if any, analysis as to how actual cash incentive compensation was determined.  Discuss in greater detail the various factors considered and how you determined such awards for 2006 and, to the extent known, the targets for 2007.  See Item 402(b)(1)(v) of Regulation S-K.

7.      You state that annual incentives are designed to provide compensation that approximates market median awards for achieving planned performance and to provide increased incentive awards for exceptional performance.  Disclose the percentile of market represented by the actual annual incentive compensation paid for your 2006 fiscal year.

Stock Based Awards, page 18

8.      Discuss the basis for allocating compensation between time-based and financial performance-based awards.  See Item 402(b)(2)(iii) of Regulation S-K.

Severance or Change in Control Agreements, page 20

9.      You state that the definition of "good reason" in Mr. Haley's employment agreement is modified to include certain additional events.  Describe these additional events.  You also state that the agreements with Messrs. Haley, Engel and Van Oss contain customary covenants regarding nondisclosure of confidential information and non-competition and non-solicitation restrictions.  Disclose the

duration of such provisions and if applicable, discuss any provisions regarding waiver of breach of such covenants.  See Item 402(j)(4) of Regulation S-K.

Summary Compensation Table, page 26

10.  The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1. of Commission Release No. 33-8732A.  We note the disparity between your chief executive officer's compensation and that of the other named executive officers.  For example, we refer you to the salary, bonus, option awards and other compensation granted to your chief executive officer and the larger potential cash bonus payable to him as compared to the same elements of compensation paid to your other named executive officers.  We also note that the table on page 32 appears to indicate that only your chief executive officer is entitled to the payment of prorated annual incentive compensation upon voluntary termination.  Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

All Other Compensation for 2006, page 26

11.  You state on page 19 that a discretionary company contribution was made in 2006 based on Compensation Committee established performance criteria.  Disclose how much of the $179,751 of payments relating to Mr. Haley's retirement savings plan was attributable to the discretionary company contributions described in footnote 3(b) to this table and what factors the company considered in determining such amount.

Non-Qualified Deferred Compensation, page 27

12.  We note the disclosure in footnote (3), which briefly discusses the method by which investment earnings are calculated and the investment vehicles that are available to participating executives.  Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure, which requires quantification of interest rates and other earnings measures applicable during the last fiscal year.

Option Exercises and Stock Vested, page 31

13.  In the Compensation Discussion and Analysis, please describe the impact on the committee's decisions regarding Mr. Haley's compensation in light of the fact that he realized $11,137,500 upon the exercise of stock options in 2006.  For example, discuss the impact these realized amounts had or will have on compensation policies or specific awards relating to Mr. Haley, including how

these types of gains will be considered in setting future retirement benefits.  See Item 402(b)(2)(x) of Regulation S-K.  Please provide similar disclosure for Mr. Goodwin.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel